Pentegra Distributors, Inc.

Financial Statements and Supplementary
Schedules Pursuant to
Rule 17a-5 of the Securities
Exchange Act of 1934

As of and for the year ended December 31, 2016

Pentegra Distributors, Inc.

Financial Statements and
Supplementary Schedules

As of and for the year ended December 31, 2016

Contents

Facing Page and Oath or Affirmation

Report of Independent Registered Public Accounting Firm 1

Financial Statements:

Statement of Financial Condition... 2
Statement of Income 3
Statement of Changes in Shareholder's Equity 4
Statement of Cash Flows... 5
Notes to Financial Statements 6-8

Supplementary Schedules:

Schedule: I Computation of Net Capital Under Rule 15c3-1 9
Schedule: II Statement Pursuant to Rule 15c3-3 10

Report of Independent Registered Public Accounting Firm - Exemption Review
Report 11

Report of Exemption from Rule 15c3-3...12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42445

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/16___ AND ENDING ___12/31/16___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENTEGRA DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 WESTCHESTER AVENUE SUITE 320E
(No. and Street)

WHITE PLAINS   NY   10604
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LARS G. ERNST (914) 821-9554

                                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERRY DUNN MCNEIL & PARKER, LLC
(Name – if individual, state last, first, middle name)

100 MIDDLE STREET   PORTLAND   ME   04101
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lars G. Ernst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pentegra Distributors, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

KAREN E. PERRY
Notary Public, State of New York
No. 5034157
Qualified in Westchester County
Commission Expires 10/4/18

Karen E. Perry
Notary Public

Signature

VP, Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Pentegra Distributors, Inc.

We have audited the accompanying statement of financial condition of Pentegra Distributors, Inc. (the Company) as of December 31, 2016, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

The supplemental information contained within Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Berry Dunn McNeil & Parker (NY), LLC

Portland, Maine
February 28, 2017

Bangor, ME • Portland, ME • Manchester, NH • Charleston, WV
www.berrydunn.com

Pentegra Distributors, Inc.
Statement of Financial Condition
December 31, 2016

Assets:
Cash	$	787,512
Prepaid expenses		25,465
Total assets	$	812,977

Liabilities and shareholder's equity:
Accrued expenses	$	2,800
Due to parent		258,111
Total liabilities		260,911

Shareholder's equity:
Common stock, $.01 par value; 100 shares authorized;	
100 shares issued and outstanding	1
Additional paid-in capital	25,351
Retained earnings	526,714
Total shareholder's equity	552,066
Total liabilities and shareholder's equity	$ 812,977

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.
Statement of Income
Year Ended December 31, 2016

Revenue:		
Service income	$	967,401
Total revenue		967,401
Expenses:		
Compensation and benefits		307,672
Professional fees		37,000
Regulatory fees		37,845
Facilities		21,540
Other		21,272
Total expenses		425,329
Income before income tax expense		542,072
Income tax expense		213,881
Net income	$	328,191

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2016

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
	Shares	Amount			
Balance, December 31, 2015	100	$ 1	$ 25,351	$ 498,523	$ 523,875
Dividend to Parent	-	-	-	(300,000)	(300,000)
Net income	-	-	-	328,191	328,191
Balance, December 31, 2016	100	$ 1	$ 25,351	$ 526,714	$ 552,066

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.
Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities:

Net income	$	328,191

Adjustments to reconcile net income to net cash provided by operating activities:

Increase in prepaid expenses	(1,465)
Increase in due to parent	320,398
Decrease in accrued expenses	(6,359)
Decrease in income taxes payable	(166,803)
Net cash provided by operating activities	473,962

Cash flows from financing activities:

Dividend paid	(300,000)
Net cash used in financing activities	(300,000)

Net increase in cash	173,962

Cash at beginning of year		613,550
Cash at end of year	$	787,512

Cash paid for income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Organization
Pentegra Distributors, Inc. (the "Company"), a wholly owned subsidiary of Pentegra Services, Inc. (the "Parent"), is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

Principal Business Activities
The Company provides services in support of the retirement services business of its Parent, which involves the distribution of registered investment company shares through tax-qualified and other plans and arrangements sponsored by clients of the Parent.

Financial Statement Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition
The Company's revenues are generally recognized on the accrual basis in the period services are performed.

Income Taxes
The Company is included in consolidated U.S. federal and state income tax returns with its Parent. The Parent allocates income taxes to its subsidiaries as if the subsidiary filed as a separate taxpayer. The Company has provided for federal and state income taxes for the year.

Cash
Cash consists of bank deposits. The carrying amount approximates fair value because of the short maturity of this instrument.

The Company maintains its cash in a single bank account which may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant risk related to the cash account.

Pentegra Distributors, Inc.
Notes to Financial Statements
December 31, 2016

2. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $526,601, which was $509,207 in excess of its required net capital of $17,394. The Company's ratio of aggregate indebtedness to net capital was 0.50 to 1.

The Company is exempt from SEC Rule 15c3-3 in that its business is limited to the purchase and sale of shares of registered investment companies.

3. Related Party Transactions

Under an Expense Allocation and Services Fee Agreement with its Parent, the Company is charged a share of the expenses paid by its Parent proportional to the benefits the Company derives from the services provided by shared employees, plus a commensurate share of the combined overhead of the Company, the Parent and the Parent's other subsidiaries. In addition, the Parent will pay the Company a service fee of ten basis points of the fair market value of all regulated investment company share assets administered by the Parent on the last day of each month. These service fees are for all services provided by registered personnel of the Company in connection with the distribution of regulated investment company shares through tax-qualified and other plans and arrangements sponsored by clients of the Parent. Revenues generated from service fees under this agreement amounted to $967,401 and represent 100 percent of the Company's revenue reported on the statement of income.

Expenses allocated under this agreement of $346,599 are included in compensation and benefits, professional fees, facilities and other expenses in the statement of income. In addition, the Parent acts as payment agent for the Company, disbursing certain other expenses of the Company, which then reimburses the amounts paid generally not later than the month following the payment. Such reimbursements for the year ended December 31, 2016 amounted to $78,730.

At December 31, 2016, the Company owed the Parent $258,111.

The Parent also maintains a policy of funding the Company's losses, if any, through capital contributions.

Pentegra Distributors, Inc.
Notes to Financial Statements
December 31, 2016

4. Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by its Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis. There are no deferred taxes. The current income tax expense is as follows:

Federal	$ 179,455
State	34,426
Total income taxes	$ 213,881

Income taxes payable of $213,881 were settled with the Parent and are included in the due to parent in the statement of financial condition.

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 740, Income Taxes, defines the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company's financial statements. Topic 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. The Company has adopted these provisions and as a result of the implementation of these provisions, the Company did not have liability for unrecognized tax benefits.

5. Subsequent Events

Management has evaluated events and transactions subsequent to December 31, 2016, and no events have occurred requiring recognition or disclosure.

6. Legal Contingencies

Various legal claims may arise from time to time in the normal course of business which, in the opinion of management, may or may not have a material effect on the Company's financial statements.

At December 31, 2016, the Company was not involved in any litigation or any other legal claims.

Pentegra Distributors, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1

December 31, 2016

Computation of Net Capital

Total shareholder's equity	$ 552,066
Less: Non-allowable assets	25,465
Net capital	526,601
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $260,911, or $5,000, whichever is greater	17,394
Excess net capital	$ 509,207
Aggregate indebtedness	$ 260,911
Ratio of aggregate indebtedness to net capital	0.50 to 1

The computation of net capital above does not materially differ from that reported by the Company in Part IIA of the Focus Report on Form X-17A-5 at December 31, 2016.

Pentegra Distributors, Inc.

Schedule II

Statement Pursuant to Rule 15c3-3

December 31, 2016

For the year ended December 31, 2016, the brokerage transactions of the Company were limited to the purchase and sale of shares of registered investment companies and the Company is, therefore, exempt from Rule 15c3-3 (subparagraph (k)(1)).

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Pentegra Distributors, Inc.

We have reviewed management's statements, included in the accompanying Report of Exemption from Rule 15c3-3, in which (1) Pentegra Distributors, Inc. (the Company) identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (1) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berry Dunn McNeil & Parker (NH), LLC

Portland, Maine
February 28, 2017

11

Bangor, ME • Portland, ME • Manchester, NH • Charleston, WV
www.berrydunn.com

Pentegra Distributors, Inc.

Report of Exemption from Rule 15c3-3

December 31, 2016

The Company does not handle cash or securities on behalf of its customers. It is exempt from compliance with SEC Rule 15c3-3 under paragraph (k)(1) of that rule since its business is limited to purchase and sales of mutual funds, and to the best of my knowledge and belief has been so throughout 2016 without exception.

_____
Lars G. Ernst
VP, Chief Compliance Officer